

May 23, 2012

<u>Via E-mail</u>
Karl-Henrik Sundström
Executive Vice President and Chief Financial Officer
NXP Semiconductors N.V.
High Tech Campus 60
5656 AG Eindhoven
The Netherlands

> **Re: NXP Semiconductors N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 6-K filed April 27, 2012**
> **File No. 001-34841**

Dear Mr. Sundström:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 10. Investments in Equity-Accounted Investees, page F-34

1.   We note the reference on page F-36 that the SEC did not object to the omission of the financial statements of Trident. In future filings, you should not include this reference in your disclosure.

Form 6-K filed April 27, 2012

2.   We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

3.   In addition, we note the table presented on page 1 relating to *First Quarter 2012 non-GAAP Results*. While the title of this table refers to non-GAAP items, we note that the actual line item descriptions are the same as your GAAP line items. We similarly note the presentation of items in a table on page 2 for gross margin and operating margin that appear to be non-GAAP measures. In future filings, consistent with Item 10(e)(1)(ii)(E) of Regulation S-K, please do not use titles or descriptions for the non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions for GAAP financial measures.

4.   Also, in the table presented on page 2 relating to *Guidance for the Second Quarter 2012*, we note that you present various non-GAAP financial measures such as gross profit, operating income, non-GAAP net income and non-GAAP EPS. Then, in the tables presented on page 8 you present certain segment non-GAAP measures. In future filings please include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K of the differences between the non-GAAP measures with the most directly comparable GAAP amounts.

5.   Please revise your discussion of non-GAAP financial measures in future filings to include a discussion of each of the non-GAAP financial measures disclosed as required by Item 10(e)(1)(i)(C). For example, we note that you present non-GAAP net income and non-GAAP EPS but do not include a discussion of those non-GAAP measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant